UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of FEBRUARY 2008.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: February 11, 2008                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                   FEBRUARY 11, 2008

    TUMI DRILLING INCREASES RESOURCES AT LA TRINI SILVER-GOLD PROJECT, MEXICO

VANCOUVER, CANADA - TUMI RESOURCES LIMITED ("TUMI" AND/OR "THE COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President of Tumi, announces that an independent report for its wholly-owned La Trini property in Mexico has determined silver and gold resources as follows:

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                                                              TROY        TROY
                AG                    AVG.        AVG.       OUNCES      OUNCES
CATEGORY     CUT-OFF    TONNES       GRADE       GRADE      AG/SHORT   AU/SHORT
              (g/t)                 AG (g/t)    AU (g/t)      TON         TON
--------------------------------------------------------------------------------

Indicated       30    1,661,359       121.3       0.88         3.54      0.026
--------------------------------------------------------------------------------
Inferred        30      192,880        98.6       0.92         2.88      0.027
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The above-noted  equates to approximately 6.48 million troy ounces Ag and 46,900 troy ounces Au in the Indicated category and 611,400 troy ounces Ag and 5,700 troy ounces Au in the Inferred category.

The author of the report, Mr. John Nebocat, P.Eng., is an independent qualified person pursuant to National Instrument 43-101 and is the consulting geologist for Tumi. The information disclosed in this press release is extracted from the report dated January 15, 2008, whereby Mr. Nebocat has undertaken a mineral resource estimate following the completion of a third drill program at La Trini. A copy of this report may be found on the Company's website and it has been filed with SEDAR.

The method of sections and  polygons,  using the midway points  between  section lines and the midpoints between adjacent drill, underground or surface mineralized intercepts within the section line was used. Using a 30 g/t silver cut-off value, resource blocks that fell within 25m of a drill hole, surface or underground working intercept were classified as an "Indicated Resource", and those blocks that were situated greater than 25m but less than 50m from the respective intercepts, were classified as an "Inferred Resource". The section lines were no more than 50m apart. A density of 2.7 grams/cubic centimetre was used for calculating the tonnage. The resource estimate was derived from the data collected from surface, underground, trench and thirty-four reverse circulation drill holes. Calculations were performed using Interdex software.

The main recommendations from the report include:

1. Further surface and sub-surface exploration should be conducted along the trend of the rhyolite exploring for areas of potential supergene enrichment.

2. Underground workings, supported by drill data, indicate that supergene enrichment occurs along late, steep northerly dipping faults, often occupied by narrow andesitic or mafic dykes. Some form of geophysics that does not necessarily focus on sulphide content, such as VLF-EM, CSAMT, etc., should be conducted throughout the property on the existing grid. Anomalies generated in such a geophysical program may lead to hidden targets under overburden or hanging wall rocks that may be suitable drill targets.

3. Consideration should be given if silver and gold prices increase significantly in the future, to in-fill drilling the main La Trini deposit to place the resources into a "measured" category. A drill pattern of not less than 25m between holes would be required.

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                                      -2-


4. All drill, trench and underground samples that assayed greater than 30 g/t Ag that have not already been assayed for tellurium (Te) should be tested (refer to Company's press release dated 14th January, 2008). A tellurium credit could significantly increase the value of the mineralization on this deposit.

The area of the deposit lies within a granted mining lease under the laws of Mexico and, at this time, Tumi does not anticipate that the area surrounding La Trini will be materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues. The Company has not undertaken any metallurgical testwork on La Trini mineralization and hence percentage of metal recovery in any process plant remains unknown.

Mr. John Nebocat, P. Eng., is the Qualified Person in compliance with National Instrument 43-101 with respect to this news release. Mr. Nebocat has visited the La Trini project area and has verified the contents of this news release.

QUALITY CONTROL: RC drill samples were collected on 2.03m intervals. Each sample was split on site using a Jones splitter and stored for later use. The site geologist subsequently selected the intervals to be sampled, and the entire interval was run through the Jones splitter twice more to aid homogenization. One-half of this interval was split further to a nominal 5 kg size and sent to Sonora Sample Preparation, S.A. de C.V. in Hermosillo where the samples were crushed and pulverized prior to shipment to IPL Laboratories in Vancouver, B.C., Canada. The rejects from all sample intervals split on site were saved. The Company has continued a program of inserting a sample standard and a blank as a means of checking on laboratory analytical reproducibility. Results from the quality control program are within acceptable limits of variability. Silver analyses performed by IPL Laboratories were determined using the ICP analytical method; all results that yielded greater than 100 ppm Ag were re-analyzed using a gravimetric finish. These are the results reported. Gold was determined by the fire assay-atomic absorption finish method. An independent qualified geologist, John Nebocat, P. Eng., visited the drill site to both observe the drilling and sampling procedures.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com


FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.



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